

03025027

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM (AMENDMENT NO. ______)

Please place an X in the box (es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Chinatrust Financial Holding Company, Ltd.
(Name of Subject Company)

Chinatrust Financial Holding Company, Ltd.
(Translation of Subject Company's Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company's Incorporation or Organization)

Chinatrust Financial Holding Company, Ltd.
(Name of Person(s) Furnishing Form)

Common and Preferred Stock

(Title of Class of Subject Securities)

None

(CUSIP Number of Class of Securities (if applicable))

Larry M. Spirgel, Esq.
Morrison & Foerster LLP
1650 Tysons Blvd., McLean, Virginia 22102 (703) 760-7700

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 4, 2003

(Date Exchange Offer Commenced)

Index of Attachments to Form CB



萬通商業銀行 總行信託部
GRAND COMMERCIAL BANK TRUST DEPARTMENT
地址：110 台北市信義區忠孝東路四段 560 號 2 樓

中央信託局受託保管香港大學投資專戶
台北市武昌街一段４９號

August 4, 2003

Re: Important Notice of the Extraordinary General Meeting (August 20, 2003) of the Shareholders of Grand Commercial Bank

Dear Sir/Madam:

The Board of Directors of Grand Commercial Bank (hereinafter, the "Bank") has called an extraordinary general meeting of the shareholders of the Bank, to be held at the Ambassador Hotel in Taipei on August 20, 2003 at 1.30pm (the "EGM"), to vote on the exchange offer (the "Exchange Offer") that would allow the Bank to become a wholly-owned subsidiary of Chinatrust Financial Holding Company, Limited ("CFHC"). A notice of the EGM, together with all required documents, is being sent to all shareholders pursuant to the law.

The Exchange Offer may be seen as involving an offer and sale of shares of CFHC to the Bank's investors with U.S. addresses ("U.S. Holders"). To qualify for an exemption from registration in the United States pursuant to Rule 802 of the U.S. Securities Act of 1933, the Bank needs to send English language versions to U.S. Holders of the Bank shares of all informational documents provided to shareholders of the Bank in the Republic of China. As a cautionary measure, we wish to have these same English language documents sent to all holders of the Bank shares with addresses outside the Republic of China.

Enclosed is a package containing the following documents in English:

1. Joint press release with Chinatrust Financial Holding Company, Limited, dated as of July 2, 2003;
2. Each of the 4 Disclosure of Material Information (dated as of July 2, July 2, July 9, and July 24, 2003) that was posted on the website of the Taiwan Stock Exchange;
3. The particulars of the Extraordinary General Meeting (the "Meeting Notice");
4. The share swap agreement; and
5. The fairness opinion.

To facilitate the Exchange Offer and assure us of compliance with laws outside of the Republic of China, you are hereby kindly requested to forward as soon as possible the enclosed document package to all the foreign holders of the shares of the Bank whose stock certificates are in your custody or whose shares of the Bank are held in your name as custodian or nominee.

Your prompt attention to this matter and action are highly appreciated.

Yours truly,



Ching-Yuan Hsueh
Senior Executive Vice President

Encls.



萬通商業銀行 總行信託部
GRAND COMMERCIAL BANK TRUST DEPARTMENT
地址：110 台北市信義區忠孝東路四段 560 號 2 樓

吳立仁
台北市信義區逸仙路２６巷２３號７樓

August 4, 2003

Re: Important Notice of the Extraordinary General Meeting
<u>(August 20, 2003) of the Shareholders of Grand Commercial Bank</u>

Dear Shareholders:

This is to notify you that the Board of Directors of Grand Commercial Bank (the "Bank") has called an extraordinary general meeting of the shareholders of the Bank, to be held at the Ambassador Hotel in Taipei on August 20, 2003 at 1.30pm (the "EGM"), to vote on, the exchange offer (the "Exchange Offer") that would allow the Bank to become a wholly-owned subsidiary of Chinatrust Financial Holding Company, Limited ("CFHC"). As part of this notice, please find the following documents attached hereto:

1. Joint press release with Chinatrust Financial Holding Company, Limited, dated as of July 2, 2003;
2. Each of the 4 Disclosure of Material Information (dated as of July 2, July 2, July 9, and July 24, 2003) that was posted on the website of the Taiwan Stock Exchange;
3. The particulars of the Extraordinary General Meeting (the "Meeting Notice");
4. The share swap agreement; and
5. The fairness opinion.

Shareholders with U.S. addresses shall take special notice of the following:

<u>**Notice to U.S. Shareholders**</u>

- This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Yours truly,



Ching-Yuan Hsueh
Senior Executive Vice President

Encls.


中國信託
Chinatrust


萬通商業銀行

**CHINATRUST FINANCIAL HOLDING COMPANY
ACQUIRES GRAND COMMERCIAL BANK,
FURTHER STRENGTHENING TAIWAN'S LARGEST BANKING GROUP**

Taiwan – July 2, 2003 – Chinatrust Financial Holding Company Limited ("Chinatrust") and Grand Commercial Bank ("GCB") jointly announced today that each has received its respective Board of Directors' approval for Chinatrust to acquire the outstanding share capital of GCB. Under the proposed offer, which is subject to regulatory and shareholder approvals, GCB shareholders would receive a combination of 0.229 Chinatrust common shares and 0.633 Chinatrust preferred shares for each GCB share held, valuing GCB at NT$19,915 million (US$576 million) or NT$12.65 per share, a 22.8% premium to today's closing price.

Key transaction highlights:

- Expands Chinatrust's retail distribution footprint to over 100 branches and 1,800 ATMs. Specific concentration in the Taipei Area offers a strong fit with Chinatrust's banking franchise
- Strengthens strategic ties with the Tainan Business Group, which owns retail outlets such as 7-Eleven, Starbucks and Takashimaya
- Creates substantial opportunities to enhance GCB's revenue potential through the cross-selling of Chinatrust's products and services
- Realizes considerable cost savings through back-office integration
- From an earnings perspective, the transaction will be neutral to moderately accretive
- Forms an integral part of Chinatrust's overall bank-centric financial holding company strategy to become the most comprehensive provider of banking services

The transaction will create the largest privately-held commercial bank in Taiwan based on combined assets of over NT$1.0 trillion. More importantly, the acquisition will allow Chinatrust to nearly double its distribution channels to over 100 branches and 1,800 ATMs, with more than 50% of this expanded network concentrated in the affluent Taipei Area. The combined entity will also be Taiwan's largest privately-held loan provider as well as the country's largest domestic credit card issuer.

"The transaction represents an integral part of our overall bank-centric FHC strategy to become the most comprehensive provider of banking services and meet the increasingly sophisticated needs of our valued customers," said Chinatrust Chairman Jeffrey Koo. "GCB, with its broad distribution of ATMs and branches, offers a strong fit with our banking franchise. We believe the combination of Chinatrust with GCB offers a compelling strategic rationale for our customers, employees and shareholders. The new group will have one of the most expansive distribution and customer access network of any Taiwanese financial institution. Going forward, we anticipate closer partnerships to be established with the Tainan Business Group and, in particular, with its retail interests such as 7-Eleven, Starbucks and Takashimaya."

Chairman Koo continued: "Furthermore, we recognize that there is a tremendous opportunity for cross-selling Chinatrust products and services to GCB's customers and enhancing GCB's profitability per branch to Chinatrust's levels. Additionally, we believe meaningful cost benefits can also be realized by streamlining back-office operations as well as integrating IT systems, which will positively impact our earnings going forward."

"While the transaction may require a significant one-time write-off in order to bring GCB's operations in line with ours, we expect this transaction to be neutral to moderately accretive to Chinatrust earnings in 2004," said Chinatrust CFO Steven Cheng.

Mr. Cheng indicates that both revenue and cost synergies can be expected. Revenue benefits can be reaped through increased branch and credit card profitability at GCB as well as cross-selling wealth management products to GCB customers. In addition, potential cost benefits are expected from streamlining back-office operations and integrating IT systems.

In the interim, Chinatrust expects to take several measures to bring GCB's asset quality in line with Chinatrust's, thereby incurring a considerable one-time write-off immediately after the close of the transaction with a negative impact on fourth quarter earnings this year. These measures include i) a further sale of non-performing loans ("NPL") to reduce GCB's NPL ratio to Chinatrust's level and ii) an increase in loan loss reserves to improve GCB's coverage ratio.

Chinatrust expects to fully integrate GCB with Chinatrust Commercial Bank over the next two years. An integration steering committee will be formed immediately to establish the strategic direction and overall framework as well as ensure smooth transition and integration.

Chinatrust Financial Holding Company is the holding company of Chinatrust Commercial Bank, Chinatrust Securities, Chinatrust Insurance Brokers, Chinatrust Asset Management Company, and Chinatrust Venture Capital. Chinatrust had total assets of NT$937 billion as of

December 31, 2002, total net income of NT$11.8 billion for the year ended December 31, 2002 and 58 branches.

GCB was established in 1991, after the deregulation of Taiwan banking sector in the early 1990s and it provides both retail and commercial banking services. It has 44 branches in Taiwan, with total assets of NT$191 billion as of December 31, 2002.

Press Contacts:

Chinatrust Financial Holdings
Shiaw-Pin Lin
Chief Strategic Officer
Phone: (+886) 2-2725 7389

Grand Commercial Bank
Luke Wu
First Executive Vice President
Phone: (+886) 2-2556-2008 ext. 507

GRAND COMMERCIAL BANK

Date of Announcement: 2003/07/02

Time of Announcement: 19:30:26

Spokesperson: Mr. Luke Wu, First Executive Vice President

Contact number: (02) 25562088

Subject: Proposed merger of Grand Commercial Bank into a 100% owned subsidiary of Chinatrust Financial Holding Company via share swap.

Legal Basis: Article 2 paragraph 11 of Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Listed Companies.

Date of event: 2003/07/02

Statement:

1. Date of the board of directors resolution: 2003/07/02
2. Board of directors resolution (please enter the wording: "establishment of financial holding company" or "conversion into a financial holding company" or "conversion into a subsidiary of a financial holding company"): Converting Grand Commercial Bank into a 100% owned subsidiary of Chinatrust Financial Holding Company via share swap.
3. Name of the financial holding company: Chinatrust Financial Holding Company
4. Authorized capital of the financial holding company: Registered capital NT$100BN
5. Locations of the financial holding company and subsidiaries thereof:
Chinatrust Financial Holding Company, 3 Sung Shou Road, Taipei;
Grand Commercial Bank, 17 Cheng Teh Road Section 1, Taipei
6. Industries, names, and shareholding ratios of subsidiaries of the financial holding company:
Chinatrust Commercial Bank, financial industry and other business approved by regulators, 100%
Chinatrust Insurance Brokers Co., Ltd., agency business of property and life insurance, 100%
Chinatrust Securities Co., Ltd., securities industry and other business approved by regulators, 100%
Grand Commercial Bank, banking industry and other business approved by regulators, 100%
7. Qualifications of the intended president, vice president, and assistant general managers of the financial holding company: Not applicable

8. If incorporated through promotion, the qualifications of the promoters (not applicable in cases of conversion into a financial holding company or subsidiary thereof): Not applicable

9. Other matters specified by the competent authority thereof:

(1) Abstract of share swap agreement of financial holding company:

With respect to the issue of converting Grand Commercial Bank into a subsidiary of Chinatrust Financial Holding Company, both parties have mutually agreed to abide by the Financial Holding Company Act to convert Grand Commercial Bank into a 100% owned subsidiary of Chinatrust Financial Holding Company via share swap.

(2) Equity exchange ratio and calculation base:

According to the initial calculation, each GCB common share will be exchanged for 0.633 preferred share and 0.229 common share of CFHC. The exchange ratio concerning common shares will be adjusted on the date of the forthcoming special shareholders meeting ("Share Swap Confirmation Date") by the average trading prices ("CFHC Average Price ") of 30 consecutive days, ending one trading day prior to the Share Swap Confirmation Date. Under the condition that CFHC Average Price is higher than 110% of NT$27.656, each GCB common share will be exchanged for 0.633 preferred share and X common share of CFHC (where X=6.325/27.656/1.1). Under the condition that CFHC Average Price is below 90% of NT$27.656, each GCB common share will be exchanged for 0.633 preferred share and Y common share of CFHC (where Y=6.325/27.656/0.9).The aforementioned equity exchange ratio and calculation base is validated by KPMG, approved by both boards.

(3) Other factors for adjusting the share swap ratio:

Any material adverse change on either party (resulting in at least 15% reduction in net asset value), specific demands from competent authorities to adjust the equity exchange ratio, and other events.

10. Any other matters that need to be specified:

1. Other key terms in the agreement

(1) Share class:

Chinatrust Financial Holding Company will issue 996,552,920 shares of preferred share (to be finalized) of par value NT$10 and 360,522,304 shares of common share (to be finalized) of par value NT$10 in exchange for all shares of Grand Commercial Bank. The actual numbers will be finalized on the Share Swap Confirmation Day. With respect to the shareholders holding less than 1 share of Chinatrust Financial Holding Company resulting from this equity exchange, Chinatrust Financial Holding Company will pro rata pay cash to the respective shareholders, Chinatrust may authorize its Chairman to designate a person to subscribe to these fractional shares.

(2) Director and supervisors:

All current directors and supervisors of Grand Commercial Bank will be discharged on Closing Date and Chinatrust Financial Holding Company will appoint new directors and supervisors.

2. Tentative Closing Date: prior to 2003/12/31, the actual Closing Date will be decided after approvals from the EGM and the competent authorities.

3. Others: (1) EGM will be convened on 8/20/2003; (2) Expected synergy: Enhance mutual competitive edge through resource integration, cross sale, and cross marketing; (3) In the event that receiving the instruction from regulators or other practical demand to change the content of equity exchange memorandum, EGM will authorize the board of directors to make necessary adjustments.

GRAND COMMERCIAL BANK

Date of Announcement: 2003/07/02

Time of Announcement: 19:24:59

Spokesperson: Mr. Luke Wu, First Executive Vice President

Contact number: (02) 25562088

Subject: Convening of Special Shareholders' Meeting in 2003 by the Board of Directors

Legal Basis: Article 2 paragraph 17 of Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Listed Companies.

Date of events: 2003/07/02

Statement:

1. Date of the board of directors resolution: 2003/07/02
2. Date for convening the special shareholders' meeting: 2003/08/20
3. Location for convening the special shareholders' meeting:

International Hall, Ambassador Hotel, 63 Chung Shan North Road Section 2, Taipei

4. Cause or subjects for convening the meeting:

(1) Reports: Report on purchase of Company's treasury stock

(2) Discussions: The exchange offer (the "Exchange Offer") that would allow the Bank to become a subsidiary of Chinatrust Financial Holding Company, Limited.

(3) Other proposals

5. Black out period for suspension of share transfer: 2003/07/22~2003/08/20
6. Any other matters that need to be specified: An EGM notification will be mailed to shareholders 15 days before to the meeting. If you do not receive such a notice from us, please contact the Bank Trust Department detailing your name and share registration number (Tel: 02-27237890 Fax: 02-27226152).

GRAND COMMERCIAL BANK

Date of Announcement: 2003/07/09

Time of Announcement: 10:40:46

Spokesperson: Mr. Luke Wu, First Executive Vice President

Contact number: (02) 25562088

Subject: Proposed merger of Grand Commercial Bank into a 100% owned subsidiary of Chinatrust Financial Holding Company via share swap

Legal Basis: Article 2 paragraph 46 of Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Listed Companies.

Date of events: 2003/07/08

Statement:

1. Date of occurrence of the event: 2003/07/08
2. Cause of occurrence: Typing error
3. Countermeasures: None
4. Any other matters that need to be specified: With regards to the sentence "The aforementioned equity exchange ratio and calculation base is validated by KPMG", it should be amended to "The aforementioned equity exchange ratio and calculation base is validated by Tony Chow & Co.".

GRAND COMMERCIAL BANK

Date of Announcement: 2003/07/24

Time of Announcement: 08:49:28

Spokesperson: Mr. Luke Wu, First Executive Vice President

Contact number: (02) 25562088

Subject: Additional Notes on the proposed merger of Grand Commercial Bank into a 100% owned subsidiary of Chinatrust Financial Holding Company via share swap

Legal Basis: Article 2 paragraph 46 of Taiwan Stock Exchange Corporation Procedures for Verification and Disclosure of Material Information of Listed Companies.

Date of events: 2003/07/23

Statement:

1. Date of occurrence of the event: 2003/07/23
2. Cause of occurrence: Additional Notes
3. Countermeasures: Based on the resolutions of the board meeting of the

Chinatrust Financial Holding Company ("CFHC") and Grand Commercial Bank ("GCB") held on July 2, 2003, GCB will be converted into a 100% owned subsidiary of CFHC via share swap. The following additional notes are provided with reference to the proposed GCB's proposed transfer of treasury shares to its employees and the proposed CFHC stock dividend distribution to its shareholders.

According to the initial calculation, each GCB common share will be exchanged for 0.633 preferred shares and 0.229 common share of CFHC. The exchange ratio concerning common shares will be adjusted on the date of the forthcoming special shareholders meeting ("Share Swap Confirmation Date") by the average trading prices ("CFHC Average Price ") of 30 consecutive days, ending one trading day prior to the Share Swap Confirmation Date. Under the condition that CFHC Average Price is higher than 110% of NT$27.656, each GCB common share will be exchanged for 0.633 preferred share and X common share of CFHC (where X=6.325/27.656/1.1). Under the condition that CFHC Average Price is below 90% of NT$27.656, each GCB common share will be exchanged for 0.633 preferred share and Y common share of CFHC (where Y=6.325/27.656/0.9).

(1) The common share exchange ratio calculated above will be adjusted when GCB transfers its treasury shares to its employees according to "GCB Subscription Criteria in Year 2002 for the First Transfer of Treasury Shares to GCB Employee." The adjusted exchange ratio becomes:

Adjusted Exchange Ratio = Original Exchange Ratio x {[(Aggregate Number of GCB Common Shares – Aggregate Number of GCB Treasury Shares) x NT$6.325] + [Aggregate Number of GCB Treasury Shares Transferred x (Per Share Purchase

Price paid by GCB Employees– NT$10 x 0.633)]} / [Aggregate Number of GCB Common Shares] x NT$6.325]

Assuming that the number of GCB treasury shares to be transferred are 30,000,000 shares NT$8.70 per share, and in the case where the original exchange ratio is 0.229, the adjusted share exchange ratio will become 0.226.

(2) The common share exchange ratio calculated above will be further adjusted when CFHC distributes its stock dividend at 0.11 common share per CFHC common share according to resolution of its general shareholder meeting held on June 6, 2003. The adjusted exchange ratio becomes:

Adjusted Exchange Ratio = Original Exchange Ratio x [(Aggregate Number of CFHC Common Share Issued and Outstanding Before Issue of Stock Dividend + Number of Common Share Distributed as Stock Dividend) / Aggregate Number of CFHC Common Share Issued and Outstanding After Issue of Stock Dividend]

In the case where the exchange ratio after adjustment as described in item (1) is 0.226, the adjusted exchange ratio will become 0.251.

4.Any other matters that need to be specified: None

Grand Commercial Bank

Extraordinary General Meeting of the Shareholders

Meeting Notice

1. **Date of meeting:**

   1:30 PM on Wednesday, August 20th, 2003

2. **Location of meeting:**

   International Hall, Ambassador Hotel
   63 Chung Shan North Road Section 2
   Taipei, Taiwan

3. **Agenda:**

   a. Matters to be reported:
      (i) Report on the purchase of Company's treasury stock
   b. Matters to be discussed and voted:
      (i) The exchange offer (the "Exchange Offer") that would allow the Bank to become a wholly-owned subsidiary of Chinatrust Financial Holding Company, Limited ("CFHC")
      (ii) Extraordinary Motion [if applicable]

4. **Share Transfer Registration "Black-Out" Period:**

   According to Company Law Rule 165, no share transfer may be registered with the Bank during the period from **July 22nd, 2003** to **August 20th, 2003**.

5. **Proxy Deadline:**
   If shareholders are unable to attend in person, proxy shall be mailed to the Bank Trust Department located at 2F No.560 Chung Hsiao East Road Section 4 with post mark on or before **August 14th, 2003** with proper authorization.

Grand Commercial Bank

The Board of Directors

SHARE SWAP AGREEMENT

between

GRAND COMMERCIAL BANK

and

CHINATRUST FINANCIAL HOLDING COMPANY

Dated as of July 2, 2003

This **SHARE SWAP AGREEMENT** is entered into as of July 2, 2003 (the "Agreement") between **GRAND COMMERCIAL BANK**, a corporation incorporated under the laws of Taiwan, the Republic of China ("GCB") and **CHINATRUST FINANCIAL HOLDING COMPANY**, a corporation incorporated under the laws of Taiwan, the Republic of China ("CFHC").

WHEREAS:

(1) GCB desires to become a wholly owned subsidiary of CFHC through the exchange of all of its issued and outstanding shares for shares of CFHC; and

(2) CFHC intends to issue new shares of CFHC to the existing shareholders of GCB in accordance with the terms and conditions set forth herein in exchange for all of the issued and outstanding shares of GCB.

NOW, THEREFORE, in consideration of the foregoing and of the representations, covenants and agreements contained herein, GCB and CFHC hereby agree as follows:

1. Interpretations

1.1 Definitions. In this Agreement and the schedules and exhibits hereto, unless the context otherwise requires, the following expressions shall have the meanings set out against them:

"Affiliate"	means with respect to any person, at any time, any other person that, alone or together with any other person, directly or indirectly through one or more intermediaries Controls, or is Controlled by or is under common Control with such person. For the purpose of this definition, "Control" (including the terms "Controlling", "Controlled by" and "under common Control with"), as used with respect to any person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities, by contract, agency or otherwise.
"Applicable Law"	means all applicable constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and by-laws of any Governmental Authority.
"Approvals"	means any and all consents, approvals, filings or clearances which are necessary or which the CFHC has been advised that it is desirable to obtain being granted by third parties (including Governmental Authorities).
"Business Day"	means a day (other than a Saturday or Sunday) on which banks in the ROC are open for general business.
"Closing" and "Closing	means the process and date defined in Section 2.3 and

<u>Date</u>"	<u>Section 2.2</u>.
"<u>Company Law</u>"	means the Company Law of the ROC.
"<u>M&A Law</u>"	means the Enterprise Merger and Acquisition Law of the ROC.
"<u>Event of Default</u>"	means any of the events described in <u>Section 7.1</u>.
"<u>FHC Law</u>"	means the Financial Holding Company Law of the ROC.
"<u>FTC</u>"	means the Fair Trade Commission of the ROC.
"<u>GAAP</u>"	means the generally accepted accounting principles and practices of the ROC.
"<u>GCB Common Share</u>"	means the common stock of GCB, par value, NT$10 per share.
"<u>GCB Restricted Shareholders</u> "	means the shareholders of GCB as listed in Exhibit III.
"<u>Governmental Authority</u>"	means any domestic or foreign national or local government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial body, quasi-governmental authority or self-regulatory organization. Approvals of the Governmental Authorities shall include but is not limited to Approvals by the MOF, FTC, SFC, TSE and MOEA , as may be applicable.
"<u>Material Adverse Change</u>"	means a change in the financial or business condition resulting in a reduction of at least 15% to the relevant party's Net Worth.
"<u>MOEA</u>"	means the Ministry of Economic Affairs of the ROC.
"<u>MOF</u>"	means the Ministry of Finance of the ROC.
"<u>Net Worth</u>"	means the total shareholder's equity based on the financial statements prepared in conformity with Applicable Law of the ROC and GAAP consistently applied. The reduction in net worth shall be calculated by comparing the audited financial statements after the Material Adverse Change with the latest audited financial statements prior to the Material Adverse Change. The audited financial statements after the Material Adverse Change shall be prepared by the same independent auditors of the respective party who had audited the relevant party's latest available audited financial

statements in conformity with GAAP and Applicable Law. The costs incurred for the special audit of the financial statements shall be borne by the party who requests for the special audit.

"NT$"	means New Taiwan dollars.
"CFHC Common Share"	means the common shares of CFHC, par value, NT$10 per share to be issued on the Closing Date.
"CFHC Preferred Share"	means the preferred shares of CFHC to be issued on the Closing Date with such terms and conditions as set forth in Exhibit I of this Agreement.
"ROC"	means the Republic of China.
"SFC"	means the Securities and Futures Commission of the ROC.
"Share Swap"	means the legal processes described in Section 2.1.
"TSE"	means the Taiwan Stock Exchange.

1.2 Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

1.3 The headings are for convenience only and shall not affect the interpretation hereof.

1.4 In this Agreement, unless the context otherwise requires, words (including words defined herein) denoting the singular number only shall include the plural and vice versa. The expression "person" includes any individual, company, corporation, firm, partnership, joint venture, association, organization, trust, state or agency of a state (in each case, whether or not having a separate legal personality). The expression "in writing" shall include any communication by telex or telefax.

2. **Share Swap**

2.1 Share Swap. Subject to the terms and conditions of this Agreement and the FHC Law and Applicable Law, upon Closing (as hereinafter defined), GCB and CFHC shall consummate a share swap (the "Share Swap") in which (a) CFHC shall issue CFHC Common Shares and CFHC Preferred Shares (together, "New Shares") to all the shareholders of GCB (the "GCB Shareholders") in exchange for all of the issued and outstanding shares of GCB, at the exchange ratio set out in Section 2.4 and cash in lieu of fractional shares as contemplated by Section 2.5, subject to any adjustment made under Section 2.6; and (b) GCB shall become a wholly owned subsidiary of CFHC and shall continue to be governed by ROC laws.

2.2 Closing Date. Subject to the terms and conditions of this Agreement and the satisfaction or waiver of the conditions to closing set forth in Section 6, the Share Swap shall become effective on the close of business on the date mutually agreed and determined by the boards of directors of each of GCB and CFHC, such date to be determined no later than ten (10) Business Days after all of the conditions in Section 6 have been satisfied or waived.

2.3 Closing. Subject to the terms and conditions of this Agreement and the satisfaction or waiver of the conditions to closing set forth in Section 6, the closing of the Share Swap hereunder shall take place on the Closing Date.

2.4 Exchange Ratio. GCB and CFHC each agrees that on the Closing, each share of GCB shall be exchanged for:

(a) that number of CFHC Common Shares determined by dividing (i) NT$6.325 by (ii) CFHC's Average Price as defined below; provided however; that if CFHC's Average Price is less than NT$24.890 (i.e. 90% of CFHC's Current Price), the Exchange Ratio shall be 0.254 and if CFHC's Average Price is greater than NT$30.422 (i.e.110% of CFHC's Current Price), the Exchange Ratio shall be 0.208; and

(b) 0.633 shares of CFHC Preferred Shares at par value of NT$10 per share.

"CFHC's Current Price" shall be the volume weighted average trading price (rounded to the nearest thousandth of one NT$) of CFHC Common Shares on the TSE for the 30 full consecutive trading days, ending one trading day prior to the date hereof, which for avoidance of doubt, shall be NT$27.656.

"CFHC's Average Price" shall be the volume weighted average trading price (rounded to the nearest thousandth of one NT$) of CFHC Common Shares on the TSE for the 30 full consecutive trading days, ending one trading day prior to the date of GCB shareholdings' meeting to approve the Share Swap.

2.5 Fractional Shares. No fractional shares of CFHC Common Share and CFHC Preferred Shares shall be issued in the Share Swap. In lieu thereof, any person who would otherwise be entitled to a fraction of a share pursuant to Section 2.4 will be paid an amount in cash, in NT$ determined based upon the price per share, in NT$ to be paid by CFHC multiplied by the fraction of a share to which such person would otherwise be entitled. CFHC shall make available sufficient funds to make the cash payments contemplated hereby. Additionally, the parties agree that the Chairman of CFHC shall have the right to designate person(s) to subscribe for all such fractional shares.

2.6 Adjustment to Exchange Ratio. Prior to Closing, if any of the following events shall occur, the Exchange Ratio set out in Section 2.4 shall be adjusted in accordance with the provisions hereof :

(a) Material Adverse Change. In the event that a Material Adverse Change occurs to either GCB or CFHC, the boards of directors of GCB and CFHC shall promptly negotiate and agree upon the adjustment to the Exchange Ratio within 10 days from the date of the post reduction audited financial statements being available. The parties agree to use all reasonable efforts to expedite the process of obtaining the post reduction audited financial statements. If agreement cannot be reached on the adjustment within the above-mentioned period, the parties hereto shall be deemed to have agreed to the termination of this Agreement.

(b) Specific Demands of the Competent Authorities. If in response to any specific demands from the MOF, the SFC and/or the TSE, it is necessary to adjust the Exchange Ratio in order for the parties to successfully obtain the Approvals, the board of directors of GCB and CFHC shall promptly negotiate and agree upon the adjustment to the Exchange Ratio, which adjustment shall be made within 10 days upon receipt of the regulatory demand by the Governmental Authorities. If agreement cannot be reached on the adjustment within the above-mentioned period, the parties hereto shall be deemed to have agreed to the termination of this Agreement.

(c) Anti-dilution Adjustment Relating to GCB's Transfer of Its Treasury Shares to GCB Employees. The Exchange Ratio as referred to in Section 2.4(a) (or the Exchange Ratio that has been adjusted pursuant to Sections 2.6(a), 2.6(b) or 2.6(d)) shall be adjusted as mentioned below when GCB transfers its treasury shares to GCB employees pursuant to "GCB Subscription Criteria in Year 2002 for the First Transfer of Treasury Shares to GCB Employee" approved by the meeting of GCB's managing directors on July 1, 2003:

Adjusted Exchange Ratio = The Exchange Ratio x {[(number of GCB Common Shares – number of GCB treasury shares) x NT$6.325] + [(number of GCB treasury shares) x (purchase price per share paid by GCB employees– NT$10 x 0.633)]} / [number of GCB Common Shares] x NT$6.325]

(d) Anti-dilution Adjustment Relating to CFHC's Stock Dividends Distribution. The Exchange Ratio as referred to in Section 2.4(a) (or the Exchange Ratio that has been adjusted pursuant to Sections 2.6(a), 2.6(b) or 2.6(c)) shall be adjusted as mentioned below when the stock dividends of 0.11 shares per share ("Stock Dividend") declared by CFHC in its shareholders meeting of June 6, 2003 is distributed:

Adjusted Exchange Ratio = The Exchange Ratio x [(number of CFHC common shares issued and outstanding before the Stock Dividend is distributed + number of CFHC common shares issued as Stock Dividend) / number of CFHC common shares issued and outstanding before the Stock Dividend is distributed]

2.7 CFHC Preferred Shares. CFHC Preferred Shares issued to GCB Shareholders pursuant to this Agreement shall be redeemed at the election of the holder of such shares in accordance with the terms and conditions of CFHC Preferred Shares set out in Exhibit I. CFHC shall ensure that it has legally sufficient funds to make the cash payments contemplated hereby.

2.8 Alternative Transactions. If the contemplated Share Swap cannot be consummated on the ground that any of the relevant Government Authorities disagrees with the use of CFHC Preferred Shares in exchange for GCB Common Shares pursuant to Section 2.1 above, CFHC shall cause its wholly-owned subsidiary, Chinatrust Commercial Bank ("CCB"), to merge with GCB and GCB agrees to merge into CCB by entering into a merger agreement substantially in the form as set forth in Exhibit IV. Section 7.4(i) shall not apply when this alternative transaction occurs pursuant to this Section 2.8.

3. Representations and Warranties of GCB

GCB hereby represents and warrants to CFHC as of the date hereof and as of the Closing Date as follows:

3.1 Authorization. GCB has full corporate power and authority, including all necessary approvals of its directors other than the shareholders approval of the Share Swap contemplated in Section 6.1(b), to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transaction contemplated hereby.

3.2 Validity and Enforceability of this Agreement. This Agreement has been duly and validly authorized, executed and delivered and constitutes the valid and legally binding obligation of GCB, enforceable in accordance with its terms.

3.3 No Conflicts. The execution, delivery, performance and compliance with the terms of this Agreement do not and will not:

(a) conflict with or constitute a default under any provision of:

(i) any agreement or instrument to which GCB is a party;
(ii) GCB's articles of incorporation; or
(iii) any lien, lease, order, judgment, award, injunction, law, decree,

ordinance or regulation or any other restriction of any kind or character by which GCB is bound.

provided, however, that the representations and warranties in this Section 3.3(a) shall not apply to any such conflict or default which is non-material in nature.

(b) relieve any other party to a contract with GCB of its obligations or enable that party to vary or terminate its rights or obligations under that contract; or

(c) result in the creation or imposition of any lien, charge or encumbrance of any nature on any of the property or assets of GCB.

3.4 Organization and Qualification. GCB (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is qualified to do business in jurisdictions which it conducts business, (iii) has all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (iv) has all requisite corporate power and authority to conduct its business and to own its property as presently owned and conducted.

3.5 Capitalization. As of the date hereof, GCB's authorized capital consists of 1,604,333,207 shares of GCB Common Shares all of which are issued and outstanding except 30,000,000 shares of which are treasury shares. All GCB Common Shares are duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens and entitle the holder hereof to all the rights and privileges pertaining to such GCB Common Shares.

3.6 Consents and Approvals. Other than the shareholders' approvals to be obtained at the shareholders' meeting of GCB and CFHC (as applicable) and the Approvals of the MOF, FTC, SFC, TSE and MOEA, no other consent, approval, authorization, license or order of, registration or filing with, or notice to, any Governmental Authority or other third party is necessary to be obtained, made or given by GCB in connection with the execution, delivery and performance by GCB of this Agreement and the consummation by GCB of the transaction contemplated hereby.

3.7 Investigation. It has been fully advised of its rights and liabilities in connection with the execution of this Agreement and its entering into the contemplated transaction is not in reliance upon any representations, warranties or inducements made by CFHC other than as set forth in Section 4 below.

3.8 Financial Statements. The audited financial statements of GCB as of December 31, 2002 and the unaudited financial statements of GCB for the period from January 1 to May 31, 2003 (collectively the "Financial Statements") are complete and correct in all material respects and accurately set out and describe in all material aspects the financial condition and operating results of GCB as of the date, and for the period, indicated therein, in accordance with the books and records of GCB. The Financial Statements have been prepared in accordance with the GAAP applied on a basis consistent with prior accounting periods. Since the dates of the Financial Statements, there has been no Material Adverse Change in the business or financial condition of GCB.

3.9 Absence of Material Liabilities. GCB has no liability, obligation or indebtedness (whether accrued, absolute, contingent, liquidated or otherwise, whether due or to become due) except: (i) those incurred by GCB in the ordinary course of its business since the date of the Financial Statement and which do not in the aggregate exceed NT$100 million; and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under the GAAP to be reflected in the Financial Statements, which obligations and commitments, individually or in the aggregate, are not material to the financial condition or operating results of GCB.

3.10 GCB's Work Rules. GCB's Work Rules provided by GCB to CFHC on June 30, 2003 represents the most updated version of the work rules of GCB.

3.11 Litigations. Except otherwise as disclosed in Schedule I, there are no actions, suits, proceedings or investigations ("Actions") pending (or, to GCB's knowledge, any overt threat thereof) against GCB, its properties, assets or business, which, individually or in the aggregate, would have a Material Adverse Change on the business, operations, properties or condition (financial or otherwise) of GCB, which might result in any material impairment of the right or ability of GCB to carry on its business as now conducted or proposed to be conducted, and none of which questions the validity of this Agreement or any action taken or to be taken in connection herewith.

3.12 All documents and information provided by GCB to CFHC relating to the contemplated transaction are true and correct and contain no material misrepresentation or omission.

4. Representations and Warranties of CFHC

CFHC hereby represent and warrant to GCB as of the date hereof and as of the Closing Date as follows:

4.1 Authorization. CFHC has full corporate power and authority, including all necessary approvals of its directors other than the shareholders approval of the Share Swap contemplated in Section 6.1(b), to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transaction contemplated hereby.

4.2 Validity and Enforceability of this Agreement. This Agreement has been duly and validly authorized, executed and delivered and constitutes the valid and legally binding obligation of the CFHC, and is enforceable in accordance with its terms.

4.3 No Conflicts. The execution, delivery, performance and compliance with the terms of this Agreement do not and will not:

(a) conflict with or constitute a default under any provision of:

(i) any agreement or instrument to which CFHC, as the case may be, is a party;
(ii) its articles of incorporation; or
(iii) any lien, lease, order, judgment, award, injunction, law, decree, ordinance or regulation or any other restriction of any kind or character by which CFHC is bound.

provided, however, that the representations and warranties in this Section 4.3(a) shall not apply to any such conflict or default which is non-material in nature.

(b) relieve any other party to a contract with CFHC of its obligations or enable that party to vary or terminate its rights or obligations under that contract; or

(c) result in the creation or imposition of any lien, charge or encumbrance of any nature on any of the property or assets of CFHC.

4.4 Organization and Qualification. CFHC (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is qualified to do business in jurisdictions which it conducts business, (iii) has all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and (iv) has all requisite corporate power and authority to conduct its business and to own its property as presently owned and conducted.

4.5 Capitalization. As of the date hereof, CFHC's authorized capital consists of 10,000,000,000 shares, 4,605,426,788 common shares and 250,000,000 preferred shares of which are issued and outstanding except 212,040,000 shares of which are treasury shares. All shares of the CFHC are duly authorized, validly issued, fully paid and non-assessable, free and clear of all liens and entitle the holder hereof to all the rights and privileges pertaining to such shares.

4.6 Consents and Approvals. Other than the shareholders' approvals to be obtained at the shareholders' meeting of GCB and CFHC and the Approvals of the MOF, FTC, SFC, TSE and MOEA, no other consent, approval, authorization, license or order of, registration or filing with, or notice to, any Governmental Authority or other third party is necessary to be obtained, made or given by CFHC in connection with the execution, delivery and performance by CFHC of this Agreement and the consummation by CFHC of the transaction contemplated hereby.

4.7 Investigation. It has conducted its own due diligence of GCB and has been fully advised of its rights and liabilities in connection with the execution of this Agreement and its entering into the contemplated transaction is not in reliance upon any representations, warranties or inducements made by GCB other than as set forth in Section 3 above.

5. Covenants

5.1 Transaction Schedule. After the date hereof,

(a) GCB and CFHC shall convene their respective extraordinary general meetings of shareholders to be held on August 20, 2003 (the "EGM Date") or such other date as mutually agreed to by the board of directors of GCB and CFHC to approve the Share Swap, this Agreement and all other related documents.

(b) the board of directors of GCB and CFHC shall jointly set the Closing Date within 10 days after the conditions precedent set forth in Section 6.1 (c) are met, which is tentatively scheduled on December 31, 2003.

5.2 Regular Course of Business. After the date hereof and prior to (and including) the Closing Date, except as provided for in this Agreement or as consented to in writing by the parties, GCB and CFHC will respectively carry on its business in the ordinary course only and in a manner consistent with prudent practice, and, without limiting the generality of the foregoing, each party will comply in all material respects with all Applicable Law, and other requirements relating to the operation of its business and will use its reasonable efforts to preserve its present business organization intact, keep available the services of its present officers and other employees and preserve its present relationships with persons having business dealings therewith. Each party shall promptly advise the other party in writing of any Material Adverse Change in the condition (operation, financial or otherwise), assets, liabilities, or earnings of the business or of any breach, default or failure to comply by it with any of the provisions of this Section 5.2. No such notification made after the execution hereof pursuant to this Section 5.2 or otherwise shall be deemed to cure any breach of any representation or warranty made pursuant to this Agreement.

Other than as agreed between the parties, GCB agrees that during the period from the date hereof to the Closing Date, it shall:

(i) accept a representative designated by CFHC ("Representative") who will assist in GCB's loan approval and investment approval process;

(ii) obtain a prior written consent from the Representative if any new credit facility extended by GCB to a small and medium enterprise or a corporate borrower is to exceed NT$ 50 million, provided that the consent of the Representative should not be unreasonably withheld.;

(iii) not extend any new credit facility to or increase the existing credit facilities of those accounts which have been delinquent for more than 90 days as of the date hereof; and

(iv) obtain a written consent from the Representative if the aggregate amount of additional investments in all securities (equity, bonds, or hybrid) is to exceed NT$ 50 million.

5.3 Undertakings of CFHC. After the date hereof and prior to (and including) the Closing Date, except as expressly provided for in this Agreement or as consented to in writing by GCB, CFHC shall not:

(a) except for those amendments set forth in Exhibit II, amend its articles of incorporation.

(b) resolve to increase capital, issue any shares, issue cash dividends, issue stock dividends, issue employee bonus, issue employee stock options, issue convertible bonds, issue corporate bonds with warrants, issue preferred stock with warrants or other equity-linked securities or derivatives other than dividends declared prior to the date hereof (other than the issue of the stock dividend of 0.11 shares per share declared by CFHC in its June 6, 2003 shareholders meeting);

(c) acquire or dispose of any asset with value greater than 5% of the total assets, other than in the ordinary course of business;

(d) convene any meeting of its shareholders (other than the annual meeting of its shareholders at or about the time such meeting is normally convened or a special meeting of its shareholders called to approve this Agreement), amend the articles of incorporation other than as contemplated by this Agreement or submit any matter for shareholder action (other than the election of directors and supervisors and the ratification of its independent auditors);

(e) take any action, or knowingly omit to take any action, that could be reasonably expected to result in (i) any of its representations and warranties set forth in Section 4, becoming untrue or incorrect, (ii) any fundamental changes in its business or (iii) any of the conditions to Closing set forth in Sections 6 not being fulfilled;

(f) enter into any transaction, with any third person with respect to: (i) merger or acquisition (as defined in the M&A Law); (ii) making contracts for lease of CFHC's business in whole, or for entrusted business or for joint operation with others, (iii) transferring of the entire or substantial part of the businesses or assets to others, (iv) acceptance of the transfer of the entire businesses or assets of others, (v) entering into contracts, agreements or other undertaking for joint venture or investing in other companies or profit-making entities (excluding any such contract, agreement or other undertaking which involves an amount not exceeding 2% of the market capitalization of CFHC as at the date hereof or (vi) any transaction that would have an analogous effect to any of the events in (i) to (v) above;

(g) buy back, directly or indirectly through affiliates or subsidiaries or any third person, its outstanding equity or equity-linked securities except for buying back the shares held by the shareholders who exercise the appraisal right as described in Section 5.5; or

(h) give up, waive, abandon or take no action to claim any existing and valid rights or interests that are material to the business operation or the financial condition of CFHC.

5.4 Undertakings of GCB. After the date hereof and prior to (and including) the Closing Date, except as expressly provided for in this Agreement or as consented to in writing by CFHC, GCB shall not:

(a) declare any dividend or distribution (whether in cash, shares or property) in respect of any issued shares other than dividends declared prior to the date hereof;

(b) amend its articles of incorporation;

(c) resolve to increase capital, issue any shares, issue cash dividends, issue stock dividends, issue employee bonus, issue employee stock options, issue convertible bonds, issue corporate bonds with warrants, issue preferred stock with warrants or other equity-linked securities or derivatives, other than dividends declared prior to the date hereof and GCB's treasury shares transferred to GCB employees pursuant to "GCB Subscription Criteria in Year 2002 for the First Transfer of Treasury Shares to GCB Employee";

(d) acquire or dispose of any asset with a value that is greater than NT$10 million other than in the ordinary course of business of GCB;

(e) convene any meeting of its shareholders (other than the annual meeting of its shareholders at or about the time such meeting is normally convened or a special meeting of its shareholders called to approve this Agreement) or submit any matter for shareholder action (other than the election of directors and supervisors and the ratification of its independent auditors);

(f) take any action, or knowingly omit to take any action, that could be reasonably expected to result in (i) any of its representations and warranties set forth in Section 3, becoming untrue or incorrect, (ii) any fundamental changes in its business or (iii) any of the conditions to Closing set forth in Sections 6 not being fulfilled;

(g) enter into any transaction, with any third person with respect to: (i) merger or acquisition (as defined in the M&A Law); (ii) making contracts for lease of GCB's business in whole, or for entrusted business or for joint operation with others, (iii) transferring of the entire or substantial part of the businesses or assets to others, (iv) acceptance of the transfer of the entire businesses or assets of others, (v) entering into contracts, agreements or other undertaking for joint venture or investing in other companies or profit-making entities or (vi) any transaction that would have an analogous effect to any of the events in (i) to (v) above;

(h) buy back, directly or indirectly through affiliates or subsidiaries or any third person, its outstanding equity or equity-linked securities, except for buying back the shares held by the shareholders who exercise the appraisal right as described in Section 5.5;

(i) give up, waive, abandon or take no action to claim any existing and valid rights or interests that are material to the business operation or the financial condition of GCB;

(j) amend GCB's Work Rules or change the employment terms of employees of GCB as of the Closing Date (the "GCB Employees"), including but not limited to salary, bonus, employee stock option, employment insurances and retirement or redundancy packages; or

(k) discuss, negotiate, solicit, offer for sale or sell any of GCB Common Share (including but not limited to merger, share swap or any other acquisition transaction) with any financial holding company, bank or any other entity with the result of entering into a definitive, binding agreement of selling any of GCB Common Share (and shall cause GCB Restricted Shareholders not to discuss, negotiate, solicit, offer for sale or sell any of GCB Common Share (including but not limited to merger, share swap or any other acquisition transaction) with any financial holding company, bank or any other entity with the result of entering into a definitive, binding agreement of selling any of GCB Common Share and shall cause GCB Restricted Shareholders to vote in favor of the Share Swap.)

5.5 Appraisal Rights. The parties hereto expressly agree and acknowledge that to the extent that any person is entitled to any appraisal rights as a result of the transactions contemplated by this Agreement pursuant to the Company Law or FHC Law, any such person may seek to enforce such appraisal rights on the terms and conditions set forth in Applicable Law.

5.6 Parties shall keep the other party informed and where relevant, consult and cooperate regarding all applications and Approvals in process, all requests by Governmental Authority and all required actions to be taken by the party with respect to the Share Swap.

6. Conditions

6.1 Mutual Conditions to Closing. The obligation of the parties to consummate the transactions contemplated by this Agreement at Closing shall be subject to the satisfaction of the following conditions on or prior to the Closing:

(a) There shall not (i) be in effect any statute, regulation, order, decree or judgment of any Governmental Authority which makes illegal or enjoins or prevents the consummation of the transactions contemplated by this Agreement or (ii) have been commenced or threatened any action or proceeding by any Governmental Authority which seeks to prevent or enjoin the transaction contemplated by this Agreement;

(b) The shareholders' meeting of each party approves the contemplated transaction and this Agreement.

(c) All consent, approval, authorization, license or order of, registration or filing with, or notice to, any Governmental Authority have been obtained.

(d) Each party shall have performed all of their respective obligations and conditions herein required to be performed by it on or prior to the Closing Date.

6.2 Additional Conditions to the Obligations of GCB. The obligation of GCB to consummate the transaction contemplated by this Agreement shall be subject to the satisfaction of the following conditions (in addition to those specified in Section 6.1) on or prior to the Closing:

(a) Each of the representations and warranties of CFHC in this Agreement shall be true and correct in all respects as of the date when made and at and as of the Closing Date, except to the extent they expressly refer to another time or period in which case they shall be true and correct at and as of such other time or period.

(b) No events or circumstances shall have occurred since the date hereof which could be reasonably expected to result in a Material Adverse Change in CFHC;

(c) CFHC shall in good faith, with the cooperation of GCB, implement all the procedures to obtain all of the approvals required for completion of the contemplated transaction as soon as practicable and pursuant to the FHC Law and the Applicable Laws.

(d) CFHC shall cause its articles of incorporation to be amended as per the comparison table attached hereto as Exhibit II.

6.3 Additional Conditions to the Obligations of CFHC. The obligation of CFHC to consummate the transaction contemplated by this Agreement at the Closing shall be subject to the satisfaction of the following conditions (in addition to those specified in Section 6.1) on or prior to the Closing:

(a) Each of the representations and warranties of GCB in this Agreement shall be true and correct in all respects as of the date when made and at and as of the Closing Date, except to the extent they expressly refer to another time or period in which case they shall be true and correct at and as of such other time or period.

(b) No events or circumstances shall have occurred since the date hereof which could be reasonably expected to result in a Material Adverse

Change in GCB;

(c) GCB shall in good faith provide all necessary assistance and cooperation in connection with CFHC's implementation of all the procedures to obtain all of the approvals required for completion of the contemplated transaction as soon as practicable and pursuant to the FHC Law and the Applicable Laws.

7. **Termination**

7.1 This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual agreement in writing of GCB, on the one hand, and CFHC, on the other hand;

(b) by either GCB, on the one hand, and CFHC, on the other hand, by written notice to the other (i) if the Closing shall not have occurred by December 31, 2003 or such other date as mutually agreed to by both parties; provided, however, that the right to terminate this Agreement pursuant to clause (i) shall not be available to GCB or to CFHC as a result of its failure to fulfill any of its covenants or agreements under this Agreement which resulted in the Closing not occurring by such date or (ii) if any Governmental Authority of competent jurisdiction shall have issued an injunction, decree or order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Closing and such injunction, decree or order, or other action, shall have become final and nonappealable; provided further, however, that such period referred to above shall be extended, to the extent necessary, to obtain all consent, approval, authorization, license or order of, registration or filing with, or notice to, any Governmental Authority or comply with any condition or requirement imposed by the relevant Governmental Authority;

(c) upon an Event of Default by the non-defaulting party giving written notice to the other. Any of the following shall constitute an Event of Default:

(i) An effective resolution having been passed for the winding-up or liquidation or voluntary bankruptcy, insolvency or reorganization, or a decree or order by a court having jurisdiction having been entered adjudging any party bankrupt or insolvent or approving a petition seeking reorganization of such party under any Applicable Law or for the appointment of a receiver or liquidator or trustee in bankruptcy or insolvency of such party or for the winding-up or liquidation of such party.

(ii) A default having been made by either party in performance or compliance of any obligations or undertaking under this Agreement unless such default is curable and is cured within a reasonable time prescribed by the non-defaulting party.

7.2 In an Event of Default (for purpose of this Section 7.2 only, GCB's failure to comply with Section 5.4(k) is excluded) as set out in Section 7.1, the non-defaulting party shall, in addition to and not in limitation of any other rights, remedies, or damages available to the non-defaulting party at law, including the right to terminate this Agreement by written notice, shall be entitled to compensation in the amount of NT$100 million.

7.3 The termination of this Agreement shall be without prejudice to any rights of a party hereto against the other party under this Agreement or Applicable Law, and each party hereto shall be relieved of all future obligations, unless otherwise provided herein, toward each other, except for such liabilities and obligations which have matured prior to the termination.

7.4 Notwithstanding any other provisions of this Agreement, the non-defaulting party shall be entitled to compensation in the amount of NT$350 million from the defaulting party plus all sums paid by the non-defaulting party in connection with this Agreement, including reasonable professional advisor fees, if any of the following events occurs:

(i) this Agreement is terminated before the Closing as a result of CFHC's failure to satisfy the conditions set forth in Section 6.2; or

(ii) GCB fails to comply with Section 5.4(k) or any of GCB Restricted Shareholders conducts any of activities as described in Section 5.4(k).

8. Miscellaneous

8.1 Indemnification. CFHC agrees to indemnify, defend and hold harmless GCB and their Affiliates (and their respective directors, officers, employees, successors, advisors and permitted assigns) from and against all losses relating directly or indirectly to CFHC's (i) failure to satisfy any requirements of Applicable Law with respect to shareholders appraisal rights arising from the transaction contemplated by this Agreement; (ii) failure of any representation or warranty made in this Agreement to be true and correct in all respects; or (iii) any material breach or nonfulfillment of any covenant or obligation contained in this Agreement.

GCB agrees to indemnify, defend and hold harmless CFHC and their Affiliates (and their respective directors, officers, employees, successors, advisors and permitted assigns) from and against all losses relating directly or indirectly to GCB's (i) failure to satisfy any requirements of Applicable Law with respect to shareholders appraisal rights arising from the transaction contemplated by this Agreement; (ii) failure of any representation or warranty made in this Agreement to be true and correct in all respects as of the Closing Date; or (iii) any material breach or nonfulfillment of any covenant or obligation contained in this Agreement.

Promptly after receipt by GCB or CFHC, as the case may be, (an "Indemnified Person") of notice of the assertion of a third-party claim against it, the

Indemnified Person will, if a claim is to be made against a Person obligated to indemnify (an "Indemnifying Person"), give notice to the Indemnifying Person of the assertion of such claim. An Indemnified Person's failure to notify an Indemnifying Person will not relieve the Indemnifying Person of any Liability that it may have to the Indemnified Person, except to the extent that the Indemnifying Person demonstrates that the resolution of such claim is prejudiced by the Indemnified Person's failure to give such notice. Provided however, CFHC or GCB, as the case may be, shall not be entitled to recover any damages in respect of any breach or breaches of the representations and warranties in Section 3 or Section 4 unless the amount of damages in respect of such breach or breaches exceeds in aggregate the sum of NT$100 million.

8.2 Public Announcements. Parties agree that they will confer with each other prior to the issuance of any reports, statements or releases pertaining to this Agreement and the transaction contemplated hereby and obtain the consent of the other party with respect to such reports, statements or releases, except that GCB or CFHC, as the case may be, will in any event have the right to issue any such reports, statements or releases upon advice of its counsel that such issuance is required in order to comply with the requirements of any Governmental Authority.

8.3 Entire Agreement; Assignment; Severability. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written with respect to such matters, and this Agreement may not be amended except by a writing signed by the parties. This Agreement may not be assigned other than with mutual consent by the parties. This Agreement shall be binding upon the respective successors of the parties. In the event that any provision of this Agreement shall be declared unenforceable by a court of competent jurisdiction, such provision, to the extent declared unenforceable, shall be stricken and the remainder of this Agreement shall remain binding on the parties. However, in the event any such provision shall be declared unenforceable due to its scope, breadth or duration, then it shall be modified to the scope, breadth or duration permitted by Applicable Law and shall continue to be fully enforceable as so modified.

8.4 Amendments; Waivers. This Agreement may not be modified or amended except by a written instrument signed by authorized representatives of the parties and referring specifically to this Agreement. Any term, provision or condition of this Agreement may be waived in writing at any time by the parties, whichever is entitled to the benefit thereof. In the event that any provision of this Agreement is required to be modified by the competent authorities, the parties shall cause their chairmen or the representative authorized by the board of directors to modify this Agreement promptly according to the order of the competent authorities.

8.5 Notices. Any notices and other communications required to be given pursuant to this Agreement shall be in writing and shall be effective upon delivery by hand or upon receipt if sent by mail (registered or certified mail, postage prepaid, return receipt requested) by receipted courier service or upon transmission if sent by telecopier or facsimile (with request for confirmation of receipt in a manner customary for communications of such respective type), except that if notice is received by telecopier or facsimile after 5:00 p.m., local time, on a Business Day at the place of receipt, it shall be effective as of the following Business Day. Notices are to be addressed as follows:

If to GCB:

Attention: Chairman
Address: 17 Cheng Teh Road, Sec. 1
Taipei 100
Taiwan, ROC
Fax: (886-2) 2555-2120

If to CFHC:

Attention: Chairman
Address: 18F, 3 Sung Shou Road,
Taipei 110
Taiwan, ROC
Fax: (886-2) 2722-7000

or to such other respective addresses as either party shall designate to the other by notice in writing, provided that notice of a change of address shall be effective only upon receipt.

8.6 Fees and Expenses. Each party shall pay its or their own fees and expenses (including the fees of any attorneys, accountants, investment bankers or others engaged by such Person) incurred in connection with this Agreement and the transaction contemplated hereby, whether or not such transaction are consummated.

8.7 Survival. All representations, warranties, covenants and obligations in this Agreement and any other certificate or document delivered pursuant to this Agreement will survive the Closing and the consummation of the Share Swap.

8.8 Counterparts. This Agreement may be executed in multiple counterparts which together shall be considered one and the same agreement and each of which shall be deemed an original.

8.9 Dispute Resolution. In the event of any dispute arising out of or in connection with this Agreement, the parties shall seek to settle such dispute in an amicable manner. If the dispute cannot be settled amicably within 30 days, the parties shall submit the dispute to arbitration by the ROC Arbitration Association pursuant to the ROC Arbitration Law.

8.10 Governing Law. This Agreement shall be governed by and construed in accordance with, the laws of the ROC, without giving effect to the principles of conflicts of law thereof.

8.11 No Third Party Beneficiaries. This Agreement is for the benefit of GCB and CFHC and is not intended to confer upon any other person any rights or remedies hereunder.

8.12 Specific Performance. Without limiting the rights of any of GCB or CFHC to pursue all other legal and equitable rights available to such person for any other person's failure to perform such Person's obligations under this Agreement, each of GCB, CFHC acknowledges and agrees that the remedy at law for any failure to perform its obligations hereunder would be inadequate and that each of them, respectively, shall be entitled to specific performance, injunctive relief or other equitable remedies in the event of any such failure.

8.13 Governing Version. The parties agree that the Chinese language version of this Agreement shall be the official version of this Agreement, and in the event of any inconsistency between the Chinese language version and English language version of this Agreement (or any translation of this Agreement into another language), the Chinese language version of this Agreement shall prevail.

8.14 Effectiveness. This Agreement shall become effective upon its execution and delivery by all of the Parties hereto.

[Remainder of this page intentionally left blank]

IN WITNESS HEREOF, the Parties have executed this Agreement or cause this Agreement to be executed by their respectively authorized representatives as of the day and year first above written.

GRAND COMMERCIAL BANK	**CHINATRUST FINANCIAL HOLDING COMPANY**
By:	By:
__________________________	__________________________
Name: Chin-Yen Kao	Name: Jeffrey L.S. Koo
Title: Chairman	Title: Chairman

List of Exhibits and Schedules

Exhibit I	Terms and Conditions of CFHC Preferred Share
Exhibit II	Comparison Table of CFHC's Articles of Incorporation
Exhibit III	List of GCB Restricted Shareholders
Exhibit IV	Form of Merger Agreement
Schedule I	List of GCB's Litigations

Exhibit I Terms and Conditions of CFHC Preferred Share

The major terms and conditions of CFHC Preferred Share are provided below:

1. Each CFHC Preferred Share shall be entitled to a cash dividend in the amount of NT$0.0575. CFHC Preferred Share shall participate in the distribution of earnings of Year 2003 only and may not participate in the distribution of earnings in any following year unless otherwise stipulated in Paragraph 2 below. The cash dividend will be distributed at the record date set forth by CFHC's board of directors, subject to a shareholders' resolution at CFHC's general shareholders meeting.

2. If CFHC has no earning or CHFC's earnings are insufficient to cover all cash dividends of preferred shares of CFHC (including the preferred shares as stipulated in Article 6-1 of CFHC's Articles of Incorporation and CFHC Preferred Share), the accrued but unpaid cash dividends shall be paid in first priority in the following years.

3. CFHC Preferred Share shall have no right to participate in the distribution of cash dividends or recapitalization from retained earnings or recapitalization from capital reserve to the common shares of CFHC.

4. With respect to distribution of residual assets of CFHC, CFHC Preferred Share shall rank *pari passu* with the preferred shares as stipulated in Article 6-1 of CFHC's Articles of Incorporation, in priority to the common shares of CFHC, provided that distribution of residual assets of CFHC to CFHC Preferred Share shall not exceed NT$10 which is the par value per CFHC Preferred Share.

5. CFHC Preferred Share carries no voting right, but holder of CFHC Preferred Share may be elected as director or supervisor of CFHC.

6. CFHC Preferred Share may not be converted into common shares of CFHC.

7. CFHC Preferred Share shall not be listed, unless the listing is otherwise required by the relevant government authority.

8. The tenor of CFHC Preferred Share shall be six months from the date of issuance. CFHC shall redeem each CFHC Preferred Share at its par value of NT$10 per share and pay to the holders of CFHC Preferred Share the redemption price within seven business days from the next day following the maturity date. The cash dividend payable on the CFHC Preferred Share that is redeemed at the maturity date will be distributed at the record date set forth by CFHC's board of directors, subject to a shareholders' resolution at CFHC's general shareholders meeting in accordance with Paragraph 1 above.

9. The holders of CFHC Preferred Share may request CFHC to redeem their CFHC Preferred Share at its par value of NT$10 per share on or prior to the 15th day (or the next business day if such day is not a business day) of each month ("Monthly Redemption Date") during the period from the issuance date and the date which falls on the 30th day prior to the maturity date. CFHC shall pay to the holders of CFHC Preferred Share the redemption price within seven business days from the next day following the Monthly Redemption Date. No cash dividend shall be distributed to any CFHC Preferred Share if the share is redeemed by the holder prior to the maturity date.

Exhibit II Comparison Table of CFHC Articles of Incorporation

Before amendment	After amendment	Remarks
Article 5: The authorized capital of the company is NTD 100 billion in 10 billion shares (including 250 million preferred shares), and the par value of each share is NTD10. The unissued authorized stocks shall be issued by the board of directors in batches according to practical needs.	Article 5: The authorized capital of the company is NTD 100 billion in 10 billion shares, and the par value of each share is NTD10. The unissued authorized stocks shall be issued by the board of directors in batches according to practical needs.	As required by the share swap agreement with GCB.
Article 6-3: None	Article 6-3: The major terms and conditions of Class B Preferred Share of the Company ("Class B Preferred Share") are provided below: 1. Each Class B Preferred Share shall be entitled to a cash dividend in the amount of NT$0.0575. Class B Preferred Share shall participate in the distribution of earnings of Year 2003 only and may not participate in the distribution of earnings in any following year unless otherwise stipulated in Paragraph 2 below. The cash dividend will be distributed at the record date set forth by the Company's board of directors, subject to a shareholders' resolution at the Company's general shareholders meeting. 2. If the Company has no earning or the Company's earnings are insufficient to cover all cash dividends of preferred shares of the Company (including the preferred shares as stipulated in Article 6-1 of these Articles of Incorporation and Class B Preferred Share), the accrued but unpaid cash dividends shall be paid in first priority in the	As required by the share swap agreement with GCB.

	following years. 3. Class B Preferred Share shall have no right to participate in the distribution of cash dividends or recapitalization from retained earnings or recapitalization from capital reserve to the common shares of the Company. 4. With respect to distribution of residual assets of the Company, Class B Preferred Share shall rank pari passu with the preferred shares as stipulated in Article 6-1 of these Articles of Incorporation, in priority to the common shares of the Company, provided that distribution of residual assets of the Company to Class B Preferred Share shall not exceed NT$10 which is the par value per Class B Preferred Share. 5. Class B Preferred Share carries no voting right, but holder of Class B Preferred Share may be elected as director or supervisor of the Company. 6. Class B Preferred Share may not be converted into common shares of the Company. 7. Class B Preferred Share shall not be listed, unless the listing is otherwise required by the relevant government authority. 8. The tenor of Class B Preferred Share shall be six months from the date of issuance. The Company shall redeem each Class B Preferred Share at its par value of NT$10 per share and pay to the holders of Class B Preferred Share the redemption price within seven business days from the next day following the maturity date. The cash dividend payable on the Class B Preferred Share that is	

	redeemed at the maturity date will be distributed at the record date set forth by the Company's board of directors, subject to a shareholders' resolution at the Company's general shareholders meeting in accordance with Paragraph 1 above. 9. The holders of Class B Preferred Share may request the Company to redeem their Class B Preferred Share at its par value of NT$10 per share on or prior to the 15th day (or the next business day if such day is not a business day) of each month ("Monthly Redemption Date") during the period from the issuance date and the date which falls on the 30th day prior to the maturity date. The Company shall pay to the holders of Class B Preferred Share the redemption price within seven business days from the next day following the Monthly Redemption Date. No cash dividend shall be distributed to any Class B Preferred Share if the share is redeemed by the holder prior to the maturity date.	
Article 29: In order to sustain growth and increase profitability, the company shall keep a policy of retaining a portion of the earnings in conformity with relevant laws and regulations. After deduction of the retained earnings, the balance of the surplus is distributed in the form of stock dividends and cash dividends, but the cash dividends shall not be less than 10% of the distributed earnings. If the cash dividend is less than NT$0.10, it shall not be distributed.	Article 29: In order to sustain growth and increase profitability, the company shall keep a policy of retaining a portion of the earnings in conformity with relevant laws and regulations. After deduction of the retained earnings, the balance of the surplus is distributed in the form of stock dividends and cash dividends, but the cash dividends shall not be less than 10% of the distributed earnings. If the cash dividend is less than NT$0.10, it shall not be distributed.	Reflect the issuance of Class B Preferred Share

The above ruling is the general principle for distributing earnings. The board of directors may request the shareholders' meeting to make adjustments in the distribution, if necessary. Terms, timing, and amounts for distribution of earnings: In case there is a surplus, the company shall first pay taxes, make up losses in past years, and set aside retained earnings, legal surplus, and dividends for preferred shares in accordance with the law. For the balance, 0.01-0.05% shall be for the bonuses of the employees, and 4% shall be for the remuneration of directors and supervisors. Distribution of the remainder funds, together with the undistributed surplus in the previous year, shall be proposed by the board of directors at the shareholders' meeting for approval or adjustment. The board of directors shall be authorized to decide on the exact percentage for distribution of bonuses to employees. If the bonuses are in the form of stock dividends, employees of subsidiary companies approved by the Company Law shall also be entitled to the distribution. The details are to be decided by the board of directors.	The above ruling is the general principle for distributing earnings. The board of directors may request the shareholders' meeting to make adjustments in the distribution, if necessary. Terms, timing, and amounts for distribution of earnings: In case there is a surplus, the company shall first pay taxes, make up losses in past years, and set aside retained earnings, legal surplus, and dividends for preferred shares and Class B Preferred Share in accordance with the law. For the balance, 0.01-0.05% shall be for the bonuses of the employees, and 4% shall be for the remuneration of directors and supervisors. Distribution of the remainder funds, together with the undistributed surplus in the previous year, shall be proposed by the board of directors at the shareholders' meeting for approval or adjustment. The board of directors shall be authorized to decide on the exact percentage for distribution of bonuses to employees. If the bonuses are in the form of stock dividends, employees of subsidiary companies approved by the Company Law shall also be entitled to the distribution. The details are to be decided by the board of directors.	
Article 32: These Articles of Incorporation were enacted on June 29, 2001 and amended for the first time on June 6, 2003.	Article 32: These Articles of Incorporation were enacted on June 29, 2001, amended for the first time on June 6, 2003 and amended for the second time on August 20, 2003.	Reflect the date of this amendment.

Tony Chow & Co.
鼎尊會計師事務所

5/F,No.82, Sec. 1, Da An Road, Taipei, Taiwan, R.O.C.
台北市106大安區大安路一段八十二號五樓
TEL:886-2-2711-6521
FAX:886-2-2778-5897

Financial Specialist Opinion On Reasonableness Of Share Price Calculation Basis For Grand Commercial Bank's Merger Transaction

A. Recitals

Grand Commercial Bank ("GCB") was established on August 1, 1991, and commenced its operations since December 30, 1991; engaged principally in the business activities of a commercial bank under Banking Laws and opened a trust department to provide the services of trust. As of the end of 2002, GCB has set up business department, trust department, international banking department and offshore banking department, and 42 domestic branches in Taiwan. In order to support the government policy for encouraging enterprises or business mergers and to achieve the goals of effective resources integration, strengthening of organizational structure, downsize of operational costs, enhancement of competitiveness and promotion of management rationalization, GCB is very keen on merging its entire operations with a financial holding company and/or with other banks in compliance with "Law Governing Merger of Financial Institutions" and "Business Mergers And Acquisitions Law" in Taiwan. Accordingly, GCB is calculating, on a pro forma basis, its acceptable share price under possible merger transactions. I am hereby requested to issue an opinion, as a financial specialist, on the reasonableness of share price calculation basis for GCB's possible merger transaction adherent to related regulations.

B. The most recent two years' financial conditions of Grand Commercial Bank are excerpted as follows:

(Amounts in NT$ thousands, except per share)

Items	2002	2001
Income/(loss) after tax	354,732	(2,521,124)
Total assets	190,860,146	195,788,510
Total liabilities	175,333,055	180,376,719
Shareholders' equity	15,527,091	15,411,791
Paid-in capital	16,043,332	16,043,332
Earnings per share	0.23	(1.63)
Net value per share (note)	10.21	9.93

Sources: Annual audited financial statements of GCB.

Note: Net value per share is calculated based on outstanding shares less treasury stocks of each year.



C. Basis of share price calculation for merge transactions:

In theory, the appraisal methodologies of share price for business merger transactions include earnings approach, market value approach and assets value approach, etc; in terms of share price calculation of a financial institution for its merge transactions, there are market price approach, similar company comparative approach and similar transaction comparative approach, etc. Practically, share price determined in a merger transaction mianly comes from a result of a price range (or interval) calculated under acceptable appraisal methodologies as agreed by both parties, together with considerations for other effects. Below are review comments and descriptions on the appraisal approaches used for the calculation of acceptable price interval for GCB's possible merger transaction:

(1) Market price approach:

This is calculated by using the present or a most recent period share price of a targeted bank prevailing in the stock market, plus considerations for premium given due to the necessity of equity-holding control purposes. During last three years, there were three successful bank merger cases in Taiwan (or a bank merged with a financial holding company), i.e., Tai-Hsin/Ta-An, Fu-Bon/Taipei, and Cathay/UWCCB, respectively. From a viewpoint of transaction nature and acquisition amounts involved, the scale of Ta-An Bank is most comparable to those of GCB, and its level of premium given would reflect a fair acquisition value of the new banks, like GCB, established 15 years ago in Taiwan. We learned that Tai-Hsin's offered acquisition price as compared to the most recent three months' average stock market price of Ta-An Bank prior to the announcement of acquisition, the premium given reached 21.0%. We also learned that the premium given in bank merger cases of other Asian countries ranged from 18.6% to 30.3%. We checked that the most recent three months' average stock market price up to June 30, 2003 of GCB is $9.36. So if using the same level of premium given, it derives that the price range per share of GCB in a possible merger transaction would [illegible]

(2) Similar company comparative approach:

This is calculated by using the average price ratio (mainly stock market price vs. net value) of a bank similar to the scale of the targeted bank to derive its reasonable market price range, excluding the premium given for equity-holding control purposes. Based on the level of assets scale, products mix and profitability of GCB, we pick up similar banks but kick out those banks with low-quality assets to ensure comparability; then we search for the market price of those banks at similar scale as well as their 2002 audited financial statements, we learn that the average price ratio of those similar banks is 1.2:1, and its median ratio is around 1:1. Since GCB's 2002 audited financial statements reflected the net value per share as $10.21, therefore, its price interval should fall between $10.21 and $12.252 per share, excluding the premium given for equity-holding control purposes.



(3) Similar transaction comparative approach:

This is calculated by using the price ratio (mainly offered acquisition price vs. net value) of similar transactions to derive its reasonable market price range, including the premium given for equity-holding control purposes. Except for the above-mentioned merger and acquisition cases of Tai-Hsin/Ta-An, Fu-Bon/Taipei and Cathay/UWCCB, the cases of Fu-Bon Financial Holdings acquiring Fu-Bon Bank, Cathay Financial Holdings acquiring Hui-Ton Bank and Fu-Hua Financial Holdings acquiring Asia-Pacific Bank should also put into this category. Based on the data of the above six successful bank merger cases, the range of offered acquisition price vs. net value is around 0.96 to 1.12 times, so if GCB's acquisition price also falls within this range, its implied price interval should range between $9.802 and $11.435 per share.

Summary of the results of above calculations is as follow:

(In NT$)

	Market Price Approach	Similar Company Comparative Approach	Similar Transaction Comparative Approach	Summarized Price Interval
Price Interval	11.101~12.196	10.210~12.252	9.802~11.435	9.802~12.252

D. Business features and edge of the bank:

From the results of successful merger and acquisition cases of domestic financial institutions, we learned that except for the share price determined in a merger transaction mianly coming from a price interval calculated under an acceptable appraisal approach as agreed, the parties involved in the transaction would normally consider for other effects as well, such as particular business features, market share and other advantages, in order to be mutually benefitial to each other in the future. GCB's particular business features and edge are:

(1) Market share in the banking business of bonds and guarantee transactions being over 50%;
(2) One of the top five leaders in the business of foreign exchange transactions;
(3) Vast amount of auto-cash teller machines provided available for quick and easy flow of customer transactions;
(4) The number one bank to allow customers buying mutual funds through the auto-cash teller machines.



E. As a results of the review of afore-mentioned calculation basis for share price under GCB's possible merger transaction, the selected models for appraisal approach and its calculations, I am of the opinion that the selected models for appraisal approaches are in compliance with those commonly used in the practice, the calculated basis used for share price appraisal are fair, and the results of GCB's summarized price interval per share ($9.802 to $12.252) should be deemed as reasonable.

TONY CHOW & CO

CPA: Shan-Jen Tony Chow

DATE: JULY 2, 2003



Letter of Independence

I am requested to issue an opinion, as a financial specialist, on the reasonableness of share price calculation basis for Grand Commercial Bank's possible merger project adherent to related regulations. Accordingly, I confirm, to the best of my knowledge and belief, the following representations that there are no any violation or possible violation of laws or regulations or any irregularities involving the situations of:

1. Personal or my spouse being employed by the Bank or its underwriter and receiving regular compensations.

2. Personal or my spouse being employed by the Bank or its underwriter but left from post less than a period of two years.

3. Personal or my spouse being a related party to the Bank or its underwriter.

4. Personal or my spouse being related to within second-tier relative relationship with the responsible person and/or manager of the Bank or its underwriter.

5. Personal or my spouse having joint-investment or interest sharing relationship with the Bank or its underwriter.

6. Being the appointed auditor for the Bank or for its underwriter.

7. Having related to within second-tier relative relationship to the director/supervisor of Taiwan Securities & Exchange Corporation or to their spouse.

8. Person or my spouse's current employer having any business relationship with the Bank.

For the purposes of issuance of a financial specialist opinion on the reasonableness of share price calculation basis for Grand Commercial Bank's possible merger project, I maintain the status of independence during and throughout the entire course of my services rendered.

Signature: Shan-Jen Tony Chow

Shan-Jen Tony Chow

Date: July 2, 2003



Resume of Financial Specialist

Name : Shan-Jen Tony Chow

Birth date : August 26, 1949

Education : (1) Master of Business Administration,
Golden Gate University, San Francisco, August 1986
(2) Soochow University, Taipei, Taiwan
Bachelor of Commerce, June 1972, Major in Accounting

Professional Certification : (1) CPA, California, since August 1984
Member of both California Society and AICPA
(2) CPA, Taiwan, ROC, since June 1989

Present : (1) Senior partner, Tony Chow & Co., since January 1995
(2) Independent director of Promise Technology, Inc.
(3) Independent director of Elite Semiconductor Memory Technology, Inc.
(4) Independent supervisor of Phalanx Biotech Group, Inc.

Experience : (1) CFO, MAT International Ltd. and Applied Mechtronics Co., Ltd.
May 1994 ~ October 1994
(2) Partner, Price Waterhouse, Taiwan
General Manager, Price Waterhouse Management Consultants
November 1988 ~ August 1993
(3) Mattel, Inc., California, USA
Manager of Financial Reporting, February 1986 ~ October 1988
Internal Audit Manager, April 1983 ~ January 1986
(4) Price Waterhouse, Taiwan, Auditor ~ Senior Manager
August 1974 ~ February 1983